Exhibit 99.1

HANWHA SOLARONE ANNOUNCES EGM

SHANGHAI, PRC — December 18, 2014 — Hanwha SolarOne Co., Ltd. (“Hanwha SolarOne”) (NASDAQ: HSOL), top-10 global photovoltaic manufacturer of high-quality, cost-competitive solar modules, today announced an extraordinary general meeting of shareholders of the Company will be held at at 9:00 a.m., Shanghai time, on February 4, 2015 (the “Extraordinary General Meeting”) at the Company’s offices at Rooms 605-606, Yongda International Tower, 2277 Longyang Road, Pudong New Area, Shanghai, China 201204 to consider and, if thought fit, to pass and approve the following resolutions:

•	As a special resolution, subject to each other Proposal (as defined below) set out in the notice of the Extraordinary General Meeting being approved, to approve the issuance of 3,701,145,330 of the ordinary shares of a par value of US$0.0001 each (each, a “Share”) of HSOL to Hanwha Solar Holdings Co., Ltd. (“Parent”) as contemplated by the Share Purchase Agreement, dated as of December 8, 2014 (the “Purchase Agreement”), among Parent, Hanwha Q CELLS Investment Co., Ltd. (“Q CELLS”) and HSOL, and subject to the Purchase Agreement and in connection with the transactions contemplated thereby, including entering into the Shareholder Agreement, dated as of December 8, 2014, between HSOL and Parent (the “Transaction”) (the “Transaction Proposal”);

•	As a special resolution, subject to each other Proposal set out in the notice of the Extraordinary General Meeting being approved, to approve the amendment and restatement of the Memorandum and Articles of Association of HSOL currently in effect (the “Memorandum and Articles of Association”) by their deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association (the “New Articles”), conditional upon and effective immediately prior to the closing of the Transaction, providing for, among other things, (i) the increase in capital as set out in the Increase of Capital Proposal (as defined below), (ii) the change of HSOL’s name as set out in the Change of Name Proposal (as defined below), and (iii) other corporate governance and related matters with respect to HSOL, in the form attached to the Purchase Agreement furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K on December 8, 2014 and made available to shareholders of HSOL at the Extraordinary General Meeting (the “New Articles Proposal”);

•	As a special resolution, subject to each other Proposal set out in the notice of the Extraordinary General Meeting being approved, to approve an increase in the authorized share capital of HSOL from US$100,000 divided into 1,000,000,000 Shares to US$700,000 divided into 7,000,000,000 Shares by the creation of an additional 6,000,000,000 Shares that will rank pari passu in all respects with the existing Shares, conditional upon and effective immediately prior to the closing of the Transaction (the “Increase of Capital Proposal”); and

•	As a special resolution, subject to each other Proposal set out in the notice of the Extraordinary General Meeting being approved, to approve the change of HSOL’s name to Hanwha Q CELLS Co., Ltd., conditional upon and with effect from the closing of the Transaction (the “Change of Name Proposal” and together with the Transaction Proposal, the New Articles Proposal and the Increase of Capital Proposal, the “Proposals”).

HSOL will transact no other business at the Extraordinary General Meeting, except for business properly brought before the Extraordinary General Meeting or any adjournment or postponement thereof.

Only holders of Shares as of the close of business in the Cayman Islands on December 26, 2014 (the “Share Record Date”) are entitled to receive notice of, and will be entitled to vote, in person at the Extraordinary General Meeting or by proxy on, the Proposals. Holders of HSOL’s American depositary shares, each representing five Shares (the “ADSs”), as of the close of business in New York City on December 26, 2014 (the “ADS Record Date”), cannot vote at the Extraordinary General Meeting directly, but may instruct The Bank of New York Mellon as the depositary for HSOL’s ADS program (the “Depositary”) and the holder of the Shares underlying the ADSs how to vote the Shares represented by their ADSs by giving voting instructions to the Depositary in the form and in the manner provided by the Depositary (the “ADS Voting Instructions”).

Parent has agreed to vote all of its Shares and ADSs “FOR” the Proposals. Additionally, we expect that our board of directors (the “Board of Directors”) and executive officers will vote all of their Shares and ADSs “FOR” the Proposals.

After the closing of the Transaction, the Board of Directors will appoint two additional directors of HSOL as designated by Parent, in addition to the current five directors of HSOL in office, to hold office from their appointment until the next annual general meeting of shareholders of HSOL.

On August 11, 2014, our Board of Directors resolved that it was in the best interests of HSOL to form a special committee of independent directors, consisting of Mr. Thomas J. Toy and Dr. David N.K. Wang (the “Special Committee”), to consider, evaluate and, if appropriate, negotiate on behalf of HSOL any potential transaction with Parent and Q CELLS. The Special Committee, acting with the advice and assistance of its legal and financial advisors, has evaluated the Transaction on the terms and subject to the conditions of the Purchase Agreement and determined that the Transaction, on the terms and subject to the conditions set forth in the Purchase Agreement, are advisable, fair to, and in the best interests of, HSOL and its shareholders.

The Board of Directors (i) has, after considering the recommendation of the Special Committee and other factors, approved the Transaction, (ii) has determined that the Transaction on the terms and subject to the conditions of the Purchase Agreement is advisable, fair to, and in the best interests of, HSOL, and (iii) recommends that shareholders vote “FOR” the Transaction Proposal, “FOR” the New Articles Proposal, “FOR” the Increase of Capital Proposal and “FOR” the Change of Name Proposal.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically-integrated manufacturer of silicon ingots, wafers, PV cells and modules. Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third-party distributors, OEM manufacturers, and systems integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets. Hanwha SolarOne maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. For more information, please visit: http://investors.hanwha-solarone.com.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha SolarOne’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations

For further information, please contact:

Hanwha SolarOne:

Paul Combs

V.P. of Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co., Ltd.

3